UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934



                     Pennsylvania Power & Light Company
                             (Name of Issuer)


                            6.15% Preferred
                      (Title of Class of Securities)


                               709051-64-3
                                 (Number)


Check the following box if a fee is being paid with this statement   X  .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                             Page 1 of 4 pages

PAGE

CUSIP NO.  709051-64-3


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Government Employees Insurance Company
           53-0075853

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           (a) ____
           (b) ____

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


     NUMBER OF         5.    SOLE VOTING POWER
     SHARES                        - 0 -
     BENEFICIALLY
     OWNED BY          6.    SHARED VOTING POWER
     EACH                          57,500
     REPORTING
     PERSON            7.    SOLE DISPOSITIVE POWER
     WITH                          - 0 -

                       8.    SHARED DISPOSITIVE POWER
                                   57,500

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           57,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           23.00%

12.  TYPE OF REPORTING PERSON*

           HC, IC



*SEE INSTRUCTION BEFORE FILLING OUT

                             Page 2 of 4 pages
PAGE

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

Item 1.  (a)  Name of Issuer:  Pennsylvania Power & Light Company

         (b)  Address of Issuer's Principal    Two North Ninth Street
             Executive Offices:                Allentown, Pennsylvania
                                               18101

Item 2.  (a)  Name of Person Filing:           Government Employees
                                               Insurance Company

         (b)  Address of Principal             GEICO Plaza
              Business Office:                 Washington, D.C. 20076

         (c)  Citizenship:                     Delaware

         (d)  Title of Class of                6.15% Preferred
              Securities:

         (e)  CUSIP No.:                       709051-64-3

Item 3.       The person filing is a:          Parent Holding Company

Item 4.       Ownership*

         (a)  Amount Beneficially owned:       57,500 Shares

         (b)  Percent of Class:  23.00%

         (c)  Number of      (i)   Sole power to vote or to     - 0 -
              shares as            direct the vote:
              to which
              such person    (ii)  Shared power to vote or to   57,500
              has:                 direct the vote:

                            (iii)  Sole power to dispose or to  - 0 -
                                   direct the disposition of:

                             (IV)  Shared power to dispose or to 57,500
                                   direct the disposition of:











* The number of shares beneficially owned and the percentage ownership are as of December 31, 1994.


                             Page 3 or 4 pages

Item 5.    Ownership of 5 Percent or Less of a Class:                 N/A

Item 6.    Ownership of More than 5 Percent on Behalf of
           Another Person:

                 The right to receive or the power to
                 direct the receipt of dividends from, or the proceeds from the sale of, such se-curities is shared with the Subsidiary identified in Item 7, below.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company:

                 Government Employees Insurance Company,
                 an Insurance Company wholly-owned by
                 GEICO Corporation, directly holds the
                 securities noted in Item 4, above.

Item 8.    Identification and Classification of Members of
           the Group:                                                 N/A

Item 9.    Notice of Dissolution of Group:                            N/A

Item 10.   Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                 Signature.

                             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                             GEICO Corporation



                             By:  /s/ Charles R. Davies
                                         Charles R. Davies
                                         Vice President and
                                         General Counsel


Date:February 14, 1995             Charles R. Davies, Vice President and
                                   General Counsel


                             Page 4 of 4 pages